FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 24 de septiembre de 2014.

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, el directorio de Banco Santander – Chile, en adelante el “Banco”, aprobó la celebración de las siguientes operaciones para la prestación de servicios de tecnología con partes relacionadas, correspondientes a los siguientes contratos:

1)	Con la sociedad Produban España:

Contrato Programa Corporativo de Pago, que involucra un conjunto de iniciativas que buscan dotar al Banco de un motor de pagos de abonos masivos (Primera Fase), de alta disponibilidad 7X24, y que sea utilizado por múltiples canales.

2)	Con la sociedad Geoban España:

Contrato denominado Intranet Corporativa Privada Chile, para la implementación y despliegue de portales de la intranet Corporativa Privada, consistiendo en la carga inicial y nuevo volumen producto del Roll Out y actualización del contrato vigente por el servicio de mantención mensual de cargas de contenidos en base a los nuevos volúmenes estimados.

3)	Con la sociedad Isban España:

a)	Contrato Análisis y Evaluación FATCA en Apps Móvil, para el desarrollo de PDP para solicitad de datos FATCA.

b)	Contrato para incorporar funcionalidad Apps Móvil para inversión y rescate de FF MM. El servicio consistirá en PDP y desarrollos para implementación de la funcionalidad de inversión y rescate de Fondos Mutuos en Apps Móvil, tanto en dispositivos Smartphone y tablets en sostemas operativos android e los.

c)	Contrato para incorporar ATM en recepción de efectivo. Consistirá en la prestación de servicios informáticos para el desarrollo de solución ADH para red de cajeros Santander a fin de dar inicio al piloto productivo, dotando al Banco de una solución que permita el manejo de depósitos en efectivo en ATM y efectuar todos los desarrollos e implementaciones para contar con un piloto productivo en Diciembre 2014.

Con relación a estas operaciones, los directores Vittorio Corbo Lioi, quien presidió la reunión, Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Juan Pedro Santa María Pérez y los directores suplentes Raimundo Monge Zegers y Orlando Poblete Iturrate, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose en precios, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

Santiago, September 24, 2014.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref Material Event

Mr. Superintendente:

As set out in Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we inform that in the regular meeting held yesterday, the board of Banco Santander - Chile, hereinafter "Bank", approved the holding of the following for the provision of technology related contracts for the following contracts:

1)	Society Produban Spain:

Corporate Contract Payment Program, which involves a set of initiatives to provide the Bank a massive payment engine center (First Phase), high availability 7X24, which is used by multiple channels.

2)	Society Geoban Spain:

Private Corporate Intranet contract called Corporate Private Chile, for the implementation and deployment of intranet portals and update of current contract for monthly maintenance services.

3)	Society Isban Spain:

a.	Contract Analysis and Evaluation for FATCA in Mobile Apps: development of PDP for FATCA data solicited.

b.	Contract Mobile Apps to incorporate functionality for investment and recovery of Mutual Funds. The service will consist of PDP and developments for implementing functionality for investing and redeeming Mutual Funds through Mobile Apps, Smartphone and tablets.

c.	Contract to incorporate cash deposits in ATMs. It will consist of the provision of IT services for the development of ADH solution to Santander’s ATM network, giving the Bank a solution that enables the management of cash deposits at ATMs and perform all developments and deployments and to have a working pilot program in December 2014.

In connection with these transactions, the directors Vittorio Corbo Lioi, who chaired the meeting, Oscar Von Chrismar Carvajal, Mauricio Larrain Garces, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes Juan Pedro Santa María Pérez and alternate directors Orlando Poblete Iturrate and Raimundo Monge Zegers, expressed the Bank's acceptance for hiring the services indicated, adjusting pricing, terms and conditions to those prevailing in the market, as well with the report of Directors and Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa
General Manager

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 6, 2014